September 26, 2007

Mail Stop 3561

By U.S. Mail and facsimile at 502.874.8567

Mr. David C. Novak
Chief Executive Officer
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

> **Re:** **YUM! Brands, Inc.**
> **Definitive 14A**
> **Filed April 6, 2007**
> **File No. 001-13163**

Dear Mr. Novak:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Our Compensation Committee, page 37

1. We note your discussion regarding Hewitt Associates' responsibilities with respect to CEO compensation. Please disclose the functions performed by Hewitt Associates with respect to named executive officers other than the CEO. It is unclear whether Hewitt Associates merely performs research functions (e.g., gathering benchmarking data) related to the compensation of named executive officers other than the CEO, or if the consultant also participates in the analysis of, and formulates recommendations regarding, the compensation of named executive officers other than the CEO. Lastly, your disclosure should also address other material elements of Hewitt Associates' functions and the differences, if any, between your consulting relationships with Hewitt Associates and Towers Perrin, your other compensation consultant. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Compensation Philosophy and Objectives, page 37

2. Refer to the last full sentence of page 37. Please explain the meaning of the term "key talent."

Setting Executive Compensation, page 38

3. You have identified several companies that you relied upon for benchmarking purposes. However, it also appears that you relied on broader industry compensation surveys prepared by your compensation consultants. Please disclose the companies included in the Towers Perrin and Hewitt Associates' industry surveys discussed in this section. Refer to Item 402(b)(2)(xiv) of Regulation S-K. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

4. Please disclose how you determined the percentage of franchisee sales and licensee sales to be added to the company's 2005 revenues for benchmarking purposes?

Base Salary, page 40

5. You state that the range for the base salaries paid to your named executive officers is generally between 75% and 125% of the midpoint of your survey group. This range is broad and therefore is unlikely to provide investors with sufficient information upon which to base their investment decisions. Please disclose in greater detail how specific percentile for base salary is determined for each named executive officer.

Annual Target Bonus Percentage, page 40

6. Your disclosure should explain the meaning of "internal equity" and disclose how an executive's expected contribution is evaluated.

7. Please revise the second paragraph on page 42 to more clearly explain the "leverage formula" and how it is used to determine the "Team Factor." Your current disclosure may be difficult for investors to understand.

Individual Performance Factor, page 42

8. We note, for instance, that Mr. Su was deemed by the compensation committee to have excelled in certain areas (i.e., beatings profits, implementation of marketing program, same store sales turnaround and research and development improvements). Similarly, you state that Mr. Novak's salary increase was based upon "demonstrated strength and effectiveness" of his performance. You should provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Incentive Compensation (LTI Plan), page 43

9. We note limited analysis on pages 43 and 44 of how your long term equity awards were determined. In this regard, although your disclosure provides some general information relating to this form of compensation, please provide substantive analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please disclose the specific factors considered by the committee in ultimately approving this and other forms of compensation, including identification of the criteria considered by the committee and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Compensation of our Chief Executive Officer, page 46

10. In the third-to-last paragraph on page 47 you state that Mr. Novak's decision to defer portions of his compensation was considered by the compensation committee in its assessment of Mr. Novak's compensation relative to the market. Please disclose how the deferral affected the committee's assessment and whether Mr. Nowak's compensation was adjusted after the deferrals were considered.

Summary Compensation Table, page 50

11. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. In this regard, please provide a more detailed analysis of how and why the compensation of Mr. Novak differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be disclosed on an individualized basis.

12. We note footnote (4). However, it is unclear why that the value of discounts under the company's EID Program is not disclosed under the heading "All Other Compensation." Please explain. Please address Item 402(c)(2)(ix)(c) of Regulation S-K and footnote 221 to the Adopting Release dated September 8, 2006.

Grants of Plan-Based Awards, page 53

13. Please revise the second paragraph of footnote (2) and your Compensation Discussion and Analysis to describe the "update to the Team Factor."

Outstanding Equity Awards at Fiscal Year End, page 55

14. As indicated in Instruction 2 to Item 402(f)(2) of Regulation S-K, the vesting dates of options and RSUs held at fiscal-year end must be disclosed by footnote to the applicable column where the outstanding award is reported.

Change in Control, page 64

15. We note that certain change in control payments are contingent upon the occurrence of a double trigger. Please disclose the rationale for providing single trigger vesting for stock options, stock appreciation rights and restricted stock units. Refer to Item 402(b)(2)(xi) of Regulation S-K.

16. Where appropriate, please disclose how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also disclose in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Director Compensation, page 66

17. Disclose all assumptions made in the valuation of awards in the option awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

18. Please revise footnote (2) to explain why Mr. Langone's charitable contribution amount exceeds the $10,000 program limit described on page 67.

Non-Employee Directors Annual Compensation, page 67

19. We note that your director compensation was below the median prior to the increase in the stock grant retainer paid to your directors. Please consider disclosing how your current director compensation levels measure relative to the median.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor